

13031149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42193

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TM CAPITAL CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 LEXINGTON AVENUE - 30TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL R. SMOLEVITZ **212-809-1416**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti & Wynne, LLP
(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway, Suite 1000	Atlanta	Georgia	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JAMES S. GRIEN, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of TM CAPITAL CORP., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTIN EGAN
Notary Public, State of New York
No. 01EG6194062
Qualified in Suffolk County
Term Expires September 29, 2016

Notary Public

Signature

CEO
Title

This report * contains (check all applicable boxes)

- ☐ (a) Facing page.
- ☐ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☐ (l) An oath or affirmation.
- ■ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TM CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

TM CAPITAL CORP.

TABLE OF CONTENTS



Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
TM Capital Corp.

Report on Financial Statement

We have audited the accompanying statement of financial condition of TM Capital Corp. (an S corporation) (the "Company") as of December 31, 2012 and the related notes to the financial statement that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of TM Capital Corp. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia
February 19, 2013

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

TM CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Current assets		
Cash	$	1,830,124
Accounts receivable, net of allowance for doubtful accounts of $25,557		109,215
Prepaid expenses		150,749
Total current assets		2,090,088
Property and equipment		
Software		108,351
Furniture and fixtures		258,809
Leasehold improvements		103,755
Computers and equipment		403,280
		874,195
Accumulated depreciation		(616,870)
		257,325
Other assets		
Security deposits		38,976
Total assets	$	2,386,389

See accompanying notes

TM CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Accounts payable and accrued liabilites	$ 421,057
Long-term liabilities	
Deferred rent	149,572
Total liabilities	570,629
Stockholders' equity	
Common stock, $0.01 par value; 3,000 shares authorized; 2,555 shares issued and outstanding	26
Additional paid in capital	2,211,065
Accumulated deficit	(395,331)
	1,815,760
Total liabilities and stockholders' equity	$ 2,386,389

See accompanying notes

Note A
Summary of Significant Accounting Policies

Nature of Operations:

TM Capital Corp. (the "Company"), an S Corporation, was formed on July 26, 1989. The Company provides investment banking services to clients. The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity, and equity-related securities.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at several financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Accounts Receivable:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable, net of the allowance for doubtful accounts.

Note A
Summary of Significant Accounting Policies (Continued)

Property and Equipment:

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets, which are as follows:

Software	3 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of estimated useful life or life of the lease
Computers and equipment	5 years

Impairment of Long-Lived Assets:

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to their fair value, which is normally determined through analysis of the undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount that the carrying amount of the assets exceeds the fair value of the assets.

Income Taxes:

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code and similar state statutes to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Company pays local income taxes; therefore, a provision for income taxes has been included in the financial statements.

The applicable accounting standards for uncertain income tax positions state that a tax benefit arising from an uncertain tax position can only be recognized for financial reporting purposes if, and to the extent that, the position is more likely than not to be sustained in an audit by the applicable taxing authority. There were no unrecognized tax benefits and related tax liabilities at December 31, 2012.

The Company is no longer subject to income tax examinations for calendar years up to and including 2008.

Note A
Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, prepaid expenses, accounts payable, and accrued liabilities are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Litigation:

In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. It is the Company's policy to routinely assess the likelihood of any material adverse judgments or outcomes related to legal or regulatory matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after analysis of each known issue and consultation with the Company's legal counsel. The Company records reserves related to certain legal matters for which it is probable that a material loss will be incurred and the range of such loss can be reasonably estimated. Management discloses facts regarding material matters assessed as reasonably possible and the associated potential exposure, if estimable. The Company expenses legal costs as incurred. No reserve for potential losses has been recorded as of December 31, 2012. As additional information becomes available, any potential liability is assessed and the loss estimates are revised as needed.

Note B
Net Capital

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $1,259,495, which was $1,221,453 in excess of its required net capital of $38,042. The Company's net capital ratio was 0.45 to 1.

Note C
Exemption from Rule 15c3-3

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note D
Commitments

Operating Leases:

The Company leases office space, and office equipment under noncancelable operating lease agreements expiring on various dates through August 2018.

Note D
Commitments (Continued)

At December 31, 2012, future minimum lease payments under noncancelable operating leases were as follows:

Year Ending December 31		
2013	$	583,233
2014		577,163
2015		447,305
2016		421,685
2017		329,836
Thereafter		219,891
	$	2,579,113

Note E
Employee Retirement Plans

The Company maintains a defined contribution simplified employee pension plan. The plan covers all employees who have attained the age of 21 years and have performed three years of service. Company contributions are at the discretion of management.

Note F
Subsequent Events

The Company evaluated subsequent events through February 19, 2013, when this financial statement was available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.



Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER/DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders of
TM Capital Corp.

In planning and performing our audit of the financial statements of TM Capital Corp. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER/DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Atlanta, Georgia

February 19, 2013